MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2007 and September 30, 2006 and the three-month period ended June 30, 2007.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 8: “Non-GAAP Measures”.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at November 1, 2007, which is the date of filing in conjunction with the Company’s press release announcing its results for the third quarter of 2007.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in section 12 of this MD&A under the heading "Risks and Uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.0	CORPORATE OVERVIEW AND HIGHLIGHTS

1.1	Third quarter overview

The Company recorded an operating loss of $44.3 million in the third quarter (“Q3”), compared to an operating loss of $46.7 million in the second quarter (“Q2”). EBITDA was negative $0.3 million in Q3, compared to negative $1.9 million in Q2.

The Company’s results included restructuring and change-of-control costs of $24.4 million and $19.3 million for Q3 and Q2, respectively.  In addition, management estimates the current quarter results were negatively impacted by $13.3 million due to the disruption to the Company’s fibre suppliers resulting from the United Steelworkers of Canada union (“USW”) work stoppage which began on July 21, 2007.  Although the USW strike affected approximately 42% of the Company’s fibre supply base, the Company’s fibre supply was reduced by approximately 24%, or 134,000 bone dry tonnes in Q3 from the commencement of the strike, as the impact was partially mitigated through higher than expected logging activity and increased supply from other suppliers.  Production at the Elk Falls mill was curtailed at the end of August, except for the No. 2 specialty paper machine (“E2”) which ran for an additional 23 days, reducing paper and pulp production by 36,300 tonnes and 27,900 tonnes, respectively in Q3.  The USW reached an agreement with the Forest Industrial Relations (“FIR”) group, the largest bargaining unit for the employers, in mid-October.  Of the Company’s 42% affected fibre supply base, approximately three-quarters relates to suppliers who are members of FIR.

Q3 EBITDA before specific items of $37.4 million, improved $20.0 million compared to EBITDA before specific items of $17.4 million in Q2.  This increase was realized despite the Canadian dollar continuing to strengthen, reaching its highest value versus the U.S. dollar in over 30 years during Q3, ending the quarter at par with the U.S. dollar.  Realization of cost savings from the Company’s restructuring program and lower maintenance costs were the main factors behind the improvement.

In addition to the planned workforce reductions of approximately 480 positions announced in the first half of 2007, the Company took further action in Q3 to improve its competitive position.  In August 2007, the Company announced the elimination of an additional 85 salaried positions, which are expected to result in cost savings of approximately $13 million annually. Associated restructuring costs, primarily severance related, are expected to be approximately $16 million. Combined with the initiatives announced in the first half of the year, total annualized cost savings are expected to be approximately $67 million. Total restructuring costs are expected to be approximately $61 million, of which $57 million has been incurred in the first nine months of the year. The remaining $4 million is expected to be incurred in the fourth quarter.

As announced in May, 2007 the Company indefinitely shut down the Port Alberni No. 4 paper machine (“A4”) on September 1, 2007.  Curtailment of this machine displaces 134,000 tonnes per year of the Company’s least profitable newsprint business and will also reduce the Company’s highest cost fibre and power requirements.

In September 2007, the Company sold the Port Alberni No. 3 (“A3”) paper machine and ancillary assets.  The Company received proceeds of $1.3 million and recorded a loss on disposal of $7.4 million on the sale.

Markets improved for a number of the Company’s products in Q3. Coated paper markets tightened during Q3 and the US$60 per ton price increase announced for July 1 was largely implemented.  Uncoated mechanical and directory markets remained steady overall.  Pulp markets remained strong and price increases were implemented in September for Northern Bleached Softwood Kraft (“NBSK”) pulp products and containerboard, including white top linerboard.

Newsprint prices weakened in Q3 in response to declining demand.  In Canadian dollar terms, newsprint prices were at their lowest level since 1993.  In addition to the indefinite closure of the A4 paper machine, approximately 33,100 tonnes of  newsprint paper production was curtailed in Q3 as a result of the fibre disruption caused by the USW strike.

The Company’s available liquidity decreased by $80.8 million in Q3 to $239.1 million.  Of this decrease $23.1 million was due to a reduction in borrowing base on the Company’s revolving operating facility as a result of lower accounts receivable and inventory following curtailment related to the USW strike.  In addition, the Company paid its annual property taxes and insurance premiums in Q3 resulting in a cash outflow of $37.4 million.  The Company also spent $25.0 million related to its capital expenditure program and $5.2 million related to the ongoing restructuring program.

Selected financial information

(In millions of dollars, except where otherwise stated)
	2007				2006
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,333.6	$413.7	$441.8	$478.1	$1,882.5	$470.6	$486.0	$469.6	$456.3
Operating earnings (loss)	(121.7)	(44.3)	(46.7)	(30.7)	3.9	(3.3)	17.0	6.1	(15.9)
EBITDA [1]	11.9	(0.3)	(1.9)	14.1	211.0	48.5	62.8	52.4	47.3
EBITDA before specific items [1]	87.9	37.4	17.4	33.1	211.0	48.5	62.8	52.4	47.3
Net earnings (loss)	(44.0)	(18.6)	0.2	(25.6)	(15.9)	(37.2)	2.5	42.4	(23.6)
Net earnings (loss) before specific items [1]	(68.4)	(16.9)	(31.8)	(19.7)	(25.0)	(7.2)	0.6	(6.7)	(11.7)
EBITDA margin [1,2]	0.9%	(0.1%)	(0.4%)	2.9%	11.2%	10.3%	12.9%	11.2%	10.4%
EBITDA margin before specific items [1,2]	6.5%	8.5%	3.9%	6.9%	11.2%	10.3%	12.9%	11.2%	10.4%

Net earnings (loss) per share (in dollars) – basic and diluted	$(0.20)	$(0.09)	$0.00	$(0.12)	$(0.07)	$(0.17)	$0.01	$0.20	$(0.11)
Net earnings (loss) per share before specific items (in dollars) – basic and diluted [1]	(0.32)	(0.08)	(0.15)	(0.09)	(0.12)	(0.03)	0.00	(0.03)	(0.06)

Sales (000 tonnes)
Specialty paper	775.5	261.1	259.2	255.2	990.2	252.7	264.6	237.8	235.1
Newsprint	425.6	119.8	157.1	148.7	699.1	170.1	169.5	178.4	181.1
Total paper	1,201.1	380.9	416.3	403.9	1,689.3	422.8	434.1	416.2	416.2
Pulp	467.1	151.8	147.4	167.9	626.2	145.5	155.9	171.4	153.4
Total sales	1,668.2	532.7	563.7	571.8	2,315.5	568.3	590.0	587.6	569.6
Production (000 tonnes)
Specialty paper	789.6	262.6	270.4	256.6	983.7	249.0	254.8	244.2	235.7
Newsprint	411.9	110.9	148.9	152.1	703.7	170.2	170.0	179.6	183.9
Total paper	1,201.5	373.5	419.3	408.7	1,687.4	419.2	424.8	423.8	419.6
Pulp	457.1	143.2	157.1	156.8	624.3	152.8	162.8	155.6	153.1
Total production	1,658.6	516.7	576.4	565.5	2,311.7	572.0	587.6	579.4	572.7

US$/CDN$ foreign exchange
Average spot rate [3]	0.905	0.957	0.911	0.854	0.882	0.878	0.892	0.892	0.866
Period-end spot rate [4]	1.004	1.004	0.940	0.867	0.858	0.858	0.897	0.897	0.857
Effective rate [5]	0.901	0.935	0.916	0.860	0.873	0.878	0.886	0.872	0.853

Common shares (millions)
At period-end	214.7	214.7	214.7	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.7	214.7	214.7	214.6	214.6	214.6	214.6	214.6	214.6

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  Refer to Section 8 “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively.  Refer to Section 8 “Non-GAAP Measures” for further details.

3	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot rate is the Bank of Canada noon spot rate.
5
Effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of US$-denominated working capital at period opening and closing rates.  See Section 7, “Summary of Quarterly Results” for further details.

1.3	Overview of the business

The Company is the fourth largest North America-based producer of newsprint and mechanical groundwood specialty papers, measured by production capacity.  It is also the largest producer of newsprint and uncoated specialty papers and the only producer of lightweight coated (“LWC”) paper on the West Coast of North America.  The Company is the largest producer of directory paper in the world by capacity and operates the largest paper recycling operation in Western Canada.  It also has a significant presence in most major international markets, serving customers around the world.

The Company’s business includes printing papers and market pulp, operating in three business segments. A summary of those segments is provided below. For more detailed information, see page 6 of the Company’s 2006 Annual Report, which is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Specialty paper
The specialty paper segment consists of soft-calendered (“SC”) and machine-finished (“MF”) hi-brite uncoated, LWC, and directory paper grades. These groundwood specialty paper grades are manufactured on 101 paper machines in British Columbia at Crofton, Elk Falls, Port Alberni and Powell River.  The specialty paper business segment has a total production capacity of 1,100,000 tonnes.

Newsprint
Newsprint is currently produced on 51 paper machines at Crofton, Elk Falls and Powell River.  The newsprint segment has a total annual production capacity of 617,000 tonnes, of which 134,000 tonnes on a 45.0 g/m2   basis, relating to the Port Alberni No. 4 paper machine, has been indefinitely idled, effective September 1, 2007.

Pulp
The pulp segment includes sawdust-based pulp and containerboard manufactured at the Elk Falls mill, and NBSK pulp manufactured at the Crofton mill.  The segment has a total market production capacity of 638,000 tonnes.

The Company has a paper recycling operation that is operated in support of its business segments. After a project completed in July 2007, this facility has increased its production capacity from 148,000 to 160,000 air-dried equivalent tonnes of de-inked pulp per year, the majority of which is consumed internally.

1	The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

The chart below illustrates the Company’s principal paper and pulp products, applications and annual 2007 capacity:

PRODUCT PROFILE
Segment	Specialty paper				Newsprint	Pulp
Category	Uncoated papers		Coated paper	Directory	Newsprint	Containerboard	Market pulp
	Soft-calendered	Machine-finished

Brand name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Silverliner Platinumliner Chromiumliner Bronzeliner	Elk Prime Crofton- Kraft
Basis weight (g/m2)	36.6 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	127 – 250	n/a

Applications	magazines, supplements, catalogues, inserts, flyers, directories	magazines, supplements, inserts, flyers, direct mail, PR and corporate communication books/manuals	magazines, catalogues, inserts, flyers, direct mail	telephone books, airline schedules, catalogues	newspapers, inserts, flyers, supplements, directories, timetables	packaging applications	tissue, freesheet, specialty paper, white-top linerboard

Capacity (tonnes)	531,000[1]		231,000	338,000[1]	617,000[1,2]	127,000	511,000

% of total capacity	23%		10%	14%	26%[2]	5%	22%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
The Company indefinitely curtailed the A4 paper machine in Port Alberni effective September 1, 2007, displacing 134,000 tonnes of the Company’s annual newsprint production. The capacity noted in the table above is not adjusted for this indefinite curtailment. If adjusted, newsprint capacity would decline to 483,000 tonnes, or 21% of total capacity.

1.4	2007 strategy update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added paper.

The Company is focused on reducing manufacturing costs while maintaining or improving the quality of its products. The Company is also focused on optimizing production of its brands and customer base to take advantage of market conditions.  During Q3, the Company realized $21.6 million in performance improvements and cost savings, including savings related to the 2007-restructuring program, bringing year-to-date EBITDA improvements from all initiatives to $43.6 million as summarized below.

2007 Performance Improvement Program Initiatives
(All amounts are pre-tax and in millions of dollars)	2007 Realized (YTD)

Workforce reduction	$17
Product and grade optimization	12
Energy	4
Fibre optimization	3
Chemical costs	2
Productivity improvements	2
Kraft usage	2
Other	2

Total performance improvement program	$44

At January 1, 2007, the Company had 3,680 positions.  This number has been reduced to 3,261 positions at September 30, 2007.  The reduction of 419 year-to-date comprises 356 positions eliminated through the 2007 restructuring program, representing  63% of the target of 565, and 63 employees laid off to date associated with the indefinite closure of the A4 paper machine.

1.5	Consolidated results of operations

Three months ended September 30, 2007 compared to three months ended June 30, 2007

Sales
Sales in Q3, 2007 decreased $28.1 million compared to Q2, 2007. The decrease in sales was largely due to decreases in newsprint and pulp sales volumes, caused by the curtailment of operations at Elk Falls during Q3 due to the USW strike, and the indefinite closure of the A4 Port Alberni paper machine on September 1, 2007.  Sales also decreased due to a stronger Canadian dollar and lower transaction prices for newsprint grades. The decrease in sales was partially offset by the positive impact of higher average transaction prices for coated paper and pulp products.

EBITDA and EBITDA before specific items

($ millions)	EBITDA(1)	EBITDA before Specific Items(1)

Q2, 2007	$(1.9)	$17.4
Paper prices	(2.7)	(2.7)
Pulp prices	3.5	3.5
Impact of Canadian dollar, net of hedging	(5.8)	(5.8)
Maintenance cost	10.2	10.2
Workforce savings	4.0	4.0
USW strike impact	(13.3)	-
Restructuring cost	(5.1)	-
Other, net	10.8	10.8

Q3, 2007	$(0.3)	$37.4

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8 “Non-GAAP Measures” for further details.

EBITDA before specific items increased $20.0 million in Q3, 2007 compared to Q2, 2007.  Lower planned maintenance spending, higher transaction prices for pulp products and the realization of benefits from performance improvements, particularly from workforce reduction, more than offset the negative impact of the stronger Canadian dollar, and weaker newsprint prices.  Including the impact of restructuring and USW strike related costs, EBITDA increased $1.6 million in Q3, 2007 compared to Q2, 2007.

Operating earnings (loss)
The Company reported an operating loss of $44.3 million for Q3, which was comparable to the operating loss of $46.7 million for Q2, 2007.

Net earnings (loss)
Net loss in Q3, 2007 of $18.6 million ($0.09 per common share) was a decrease of $18.8 million compared to net earnings of $0.2 million (less than $0.01 per common share) in Q2, 2007.  After adjusting for specific items, adjusted net loss in Q3, 2007 was $16.9 million ($0.08 per common share), an improvement of $14.9 million from net loss before specific items of $31.8 million ($0.15 per common share) in the previous quarter.  Refer to Section 8, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

Three months and nine months ended September 30, 2007 compared to three months and nine months ended September 30, 2006

Sales
Sales decreased by $72.3 million and $78.3 million in Q3 and the first nine months of 2007, respectively, compared to the same periods in 2006.  The negative impact of lower sales volumes, primarily related to the USW strike, the stronger Canadian dollar, and weaker prices for newsprint and coated and uncoated mechanical grades, more than offset improved average transaction prices for the Company’s directory and pulp products.

EBITDA and EBITDA before Specific Items

($ millions)	EBITDA[1]		EBITDA before Specific Items[1]
	Q3	YTD	Q3	YTD

2006	$62.8	$162.5	$62.8	$162.5
Paper prices	(20.0)	(38.5)	(20.0)	(38.5)
Pulp prices	10.9	48.5	10.9	48.5
Impact of Canadian dollar, netof hedging	(15.5)	(32.0)	(15.5)	(32.0)
Workforce savings	9.4	17.2	9.4	17.2
Fibre cost	(15.9)	(57.8)	(15.9)	(57.8)
Restructuring and change-of-control costs	(24.4)	(62.7)	-	-
USW strike impact	(13.3)	(13.3)	-	-
Other, net	5.7	(12.0)	5.7	(12.0)

2007	$(0.3)	$11.9	$37.4	$87.9

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8 “Non-GAAP Measures” for further details.

EBITDA before specific items decreased by $25.4 million and $74.6 million, respectively, from the comparative periods in 2006.  The negative impact of the stronger Canadian dollar, weaker average paper prices, higher fibre costs and inflation more than offset improved average transaction prices for the Company’s pulp products, the realization of benefits from performance improvements, particularly from workforce reduction, and other positive factors in the periods.  Including the impact of the USW strike and restructuring and change-of-control costs, EBITDA decreased by $63.1 million and $150.6 million in Q3 and the first nine months of 2007, respectively, compared to the same periods in 2006.

Operating earnings (loss)
Operating loss increased by $61.3 million and $128.9 million in Q3 and the first nine months of 2007, respectively, compared to the same periods in 2006.  The increase in operating loss from the comparative periods was primarily related to the $63.1 million and $150.6 million decreases in EBITDA noted above, partially offset by a $17.6 million additional depreciation charge in the first nine months of 2006 due to an impairment charge in Q1 2006 related to the permanently closed A3 paper machine at Port Alberni.

Net earnings (loss)
Net loss was $18.6 million ($0.09 per common share) and $44.0 million ($0.20 per common share), respectively, in Q3 and the first nine months of 2007.  Net loss increased by $21.1 million and $65.3 million, respectively, from the comparative periods in 2006.  Net loss before specific items in Q3 and the first nine months of 2007 was $16.9 million ($0.08 per common share) and $68.4 million ($0.32 per common share), respectively.  Net loss before specific items was a decrease of $17.5 million from net earnings before specific items of $0.6 million (less than $0.01 per common share) in Q3 2006 and increased $50.6 million from net loss before specific items of $17.8 million ($0.09 per common share) in the first 9 months of 2006.  Refer to Section 8, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

2.0	SEGMENTED RESULTS OF OPERATIONS

2.1	Specialty paper

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007				2006
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$685.3	$222.1	$225.1	$238.1	$918.4	$234.0	$245.0	$218.6	$220.8
EBITDA [1]	13.7	0.0	4.1	9.6	104.8	18.4	31.6	25.7	29.1
EBITDA before specific items [1]	57.3	17.6	17.0	22.7	104.8	18.4	31.6	25.7	29.1
Operating earnings (loss)	(61.6)	(26.3)	(21.1)	(14.2)	9.7	(6.6)	6.9	2.8	6.6
EBITDA margin [1,2]	2.0%	0.0%	1.8%	4.0%	11.4%	7.9%	12.9%	11.8%	13.2%
EBITDA margin before specific items 1, [2]	8.3%	8.0%	7.6%	9.5%	11.4%	7.9%	12.9%	11.8%	13.2%

Sales (000 tonnes)	775.5	261.1	259.2	255.2	990.2	252.7	264.6	237.8	235.1
Production (000 tonnes)	789.6	262.6	270.4	256.6	983.7	249.0	254.8	244.2	235.7
Curtailment (000 tonnes) [3]	3.2	3.2	-	-	-	-	-	-	-

Average sales revenue per tonne	$884	$850	$868	$933	$928	$927	$926	$920	$939
Average delivered cash costs per tonne [4]	866	849	852	896	822	853	806	811	815
Average delivered cash costs per tonne before specific items [1]	809	781	802	845	822	853	806	811	815

SC-A paper, 35 lb. (US$/ton) [5]	747	745	745	752	788	787	800	785	780
LWC paper, No. 5, 40 lb. (US$/ton) [5]	766	782	748	767	836	798	820	852	873
Telephone directory paper, 22.1 lb. (US$/ton) [5]	765	765	765	765	721	725	725	720	715

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 8 “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 8 “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike.
4
Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.

5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment overview

Market conditions improved for specialty paper products in Q3.  Coated mechanical demand increased 9.9% in Q3 year-over-year and 4.8% year-to-date. Although magazine and catalogue demand was flat, the increase in North American coated paper demand and shipments was primarily due to grade switching from coated free sheet to coated mechanical and lower imports from Europe. Supply in the coated mechanical market tightened during Q3, largely due to significant North American mill closures in the quarter and lower mill inventories.  The US$60 per ton price increase announced for July 1 was largely implemented during the quarter and a further US$60 per ton price increase was announced, effective October 1, 2007.  The Q3, 2007 average LWC benchmark price was US$782, an increase of US$34 per ton, or 4.5% from Q2, 2007.  Compared to Q3, 2006, the average benchmark price was down US$38 per ton, or 4.6%.

Uncoated mechanical (high-gloss, standard, and lightweight) demand was up slightly in Q3 as increased demand for high-gloss grades outpaced declining demand for standard grades.  Demand for high-gloss grades increased 9.6% year-over-year in Q3 compared to the same quarter last year, while standard uncoated mechanical grade demand was down 6.2% in Q3 year-over-year.  The Company did not implement the US$60 per ton price increase in Q3, for SC and soft-nip calendered (“SNC”) grades, announced in Q2.  The average benchmark price for super-calendered grade A (“SC-A”) in Q3, 2007 was US$745 per ton, consistent with Q2, 2007 and a US$55 per ton, or 6.9% decrease from the same quarter last year.

North American directory demand was up 4.7% in Q3 year-over-year, and 1.2% year-to-date due to growth in the number of directories published. The average benchmark price for Q3, 2007 was US$765 per ton, which was in line with Q2, 2007. Compared to Q3, 2006, the average benchmark price was up US$40 per ton, or 5.5%.

As a result of the USW strike in Q3 and related fibre supply disruptions, the Company temporarily curtailed its E2 uncoated paper machine for approximately 8 days in the quarter.  As a result of this curtailment, management estimates uncoated paper production was reduced by 3,200 tonnes during the quarter.

Operational performance

Three months ended September 30, 2007 compared to three months ended June 30, 2007

The specialty paper business operating loss increased $5.2 million from Q2, 2007.

Sales volume increased 1,900 tonnes from Q2, 2007 as an increase in directory shipments was largely offset by a decrease in coated and uncoated paper shipments.  Average sales revenue decreased $18 per tonne from the previous quarter, due to the stronger Canadian dollar.

Average delivered cash costs improved $3 per tonne compared to Q2, 2007, as the impact of restructuring costs and costs associated with the USW strike were more than offset by performance improvements.  Before the impact of specific items, average cash costs were $781 per tonne, a decrease of $21 per tonne from the previous quarter.

Three months and nine months ended September 30, 2007 compared to three months and nine months ended September 30, 2006

The specialty paper business operating loss increased $33.2 million and $77.9 million in Q3 and the first nine months of 2007, respectively, compared to the same periods in 2006.

Sales volume decreased 3,500 tonnes and increased 38,000 tonnes, respectively, from the comparative periods in 2006. The decrease from Q3, 2006 was largely due to lower coated paper shipments, whereas the increase in the first nine months of 2007 primarily related to switching machine production to directory from newsprint. Average sales revenue decreased by $76 per tonne and $44 per tonne, respectively, as the stronger Canadian dollar and weaker coated and uncoated paper prices more than offset higher prices for directory grades.

Average delivered cash costs increased $43 per tonne and $55 per tonne, respectively, from the comparative periods in 2006.  This was primarily due to the impact of restructuring costs, higher fibre costs, and the negative impact of the USW strike, which more than offset savings from performance improvements.  Before the impact of specific items, average delivered cash costs were $781 per tonne and $806 per tonne, respectively, a decrease of $25 per tonne and $5 per tonne from the comparative periods in 2006.

2.2	Newsprint

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007				2006
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$293.8	$77.8	$106.7	$109.3	$529.8	$128.4	$128.8	$135.4	$137.2
EBITDA [1]	(15.4)	(8.1)	(4.2)	(3.1)	71.8	14.5	18.2	19.3	19.8
EBITDA before specific items [1]	-	(0.4)	(0.2)	0.6	71.8	14.5	18.2	19.3	19.8
Operating earnings (loss)	(42.4)	(15.6)	(13.5)	(13.3)	6.9	1.9	7.5	7.4	(9.9)
EBITDA margin [1,2]	(5.2%)	(10.4%)	(3.9%)	(2.8%)	13.6%	11.3%	14.1%	14.3%	14.4%
EBITDA margin before specific items [1,2]	0.0%	(0.8%)	0.0%	0.0%	13.6%	11.3%	14.1%	14.3%	14.4%

Sales (000 tonnes)	425.6	119.8	157.1	148.7	699.1	170.1	169.5	178.4	181.1
Production (000 tonnes)	411.9	110.9	148.9	152.1	703.7	170.2	170.0	179.6	183.9
Curtailment (000 tonnes) [3]	33.1	33.1	-	-	-	-	-	-	-
Average sales revenue per tonne	$690	$650	$679	$735	$758	$754	$761	$759	$758
Average delivered cash costs per tonne [4]	726	720	706	756	655	669	653	651	647
Average delivered cash costs per tonne before specific items [1]	686	646	681	731	655	669	653	651	647
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [5]	584	561	584	606	649	649	658	651	640

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 8 “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 8 “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike but does not include the indefinite closure of the A4 paper machine at Port Alberni.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.2.1	Segment overview

U.S. newsprint consumption decreased 9.6% in Q3, year-over-year, and 10.6% year-to-date and as a result prices continued to decline in North America.  The average newsprint benchmark price in Q3, 2007 was US$561 per tonne, down US$23 per tonne, or 3.9%, from Q2, 2007. Compared to Q3, 2006, the average benchmark price has decreased US$97 per tonne, or 14.7%.

As a result of the USW strike and related fibre supply disruptions, the Company temporarily curtailed its Elk Falls No.1 and No.5 newsprint machines, effective in late August for 32 days in Q3.  As a result of this curtailment, management estimates newsprint production was reduced by 33,100 tonnes during the quarter.

As announced in May 2007, the Company indefinitely curtailed the A4 paper machine in Port Alberni on September 1, 2007, displacing 134,000 tonnes per year of the Company’s least profitable newsprint business. Management estimates this reduced the Company’s newsprint production by approximately 12,400 tonnes in Q3, 2007.

2.2.2	Operational performance

Three months ended September 30, 2007 compared to three months ended June 30, 2007

The newsprint business operating loss increased $2.1 million to $15.6 million from the previous quarter.

Sales volume decreased 37,300 tonnes compared to Q2, 2007, primarily due to the USW strike and the indefinite closure of the A4 paper machine.  Average sales revenue decreased $29 per tonne from Q2, 2007, due to lower transaction prices and the stronger Canadian dollar.

Average delivered cash costs increased $14 per tonne from Q2, 2007. The impact of the USW strike and higher restructuring costs were partially offset by savings from performance improvements.  Before specific items, average delivered cash costs were $646 per tonne, a decrease of $35 per tonne from the previous quarter.

Three months and nine months ended September 30, 2007 compared to three months and nine months ended September 30, 2006

The newsprint business operating loss increased $23.1 million and $47.4 million for Q3 and the first nine months of 2007, respectively, compared to the same periods in 2006.

Sales volume decreased 49,700 tonnes and 103,400 tonnes, respectively, from the comparable periods, primarily due to the flexibility to swing machine production to increase directory production in 2007, and the USW strike and the indefinite closure of the A4 paper machine in Q3 2007.  Average sales revenue decreased $111 per tonne and $69 per tonne, respectively, due to lower transaction prices and the negative impact of the stronger Canadian dollar.

Average delivered cash costs increased $67 per tonne and $75 per tonne, respectively, from the comparative periods in 2006.  The impact of restructuring costs, costs associated with the USW strike, higher fibre costs, and higher year-to-date planned maintenance costs were the primary drivers of the increase and offset cost savings from performance improvements. Before the impact of specific items, average delivered cash costs were $646 per tonne and $686 per tonne, respectively, a decrease of $7 per tonne and an increase of $35 per tonne, respectively, from the comparative periods in 2006.

2.3	Pulp

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2007				2006
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$354.5	$113.8	$110.0	$130.7	$434.3	$108.2	$112.2	$115.6	$98.3
EBITDA [1]	13.6	7.8	(1.8)	7.6	34.4	15.6	13.0	7.4	(1.6)
EBITDA before specific items [1]	30.6	20.2	0.6	9.8	34.4	15.6	13.0	7.4	(1.6)
Operating earnings (loss)	(17.7)	(2.4)	(12.1)	(3.2)	(12.7)	1.4	2.6	(4.1)	(12.6)
EBITDA margin [1,2]	3.8%	6.9%	(1.6%)	5.8%	7.9%	14.4%	11.6%	6.4%	(1.6% )
EBITDA margin before specific items [1,2]	8.4%	16.2%	0.5%	7.5%	7.9%	14.4%	11.6%	6.4%	(1.6% )

Sales (000 tonnes)	467.1	151.8	147.4	167.9	626.2	145.5	155.9	171.4	153.4
Production (000 tonnes)	457.1	143.2	157.1	156.8	624.3	152.8	162.8	155.6	153.1
Curtailment (000 tonnes) [3]	27.9	27.9	-	-	-	-	-	-	-
Average sales revenue per tonne	$759	$750	$746	$778	$693	$744	$720	$674	$641
Average delivered cash costs per tonne [1,4]	730	699	759	732	638	636	637	630	652
Average delivered cash costs per tonne before specific items [1]	692	622	743	719	638	636	637	630	652
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	783	810	783	757	681	737	710	665	618
White-top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [5]	689	707	680	680	673	680	680	680	650

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 8 “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 8 “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.3.1	Segment overview

Global NBSK pulp markets continued to be strong with global pulp shipments up 5.2% in Q3 year-over-year and 2.7% year-to-date.  Strong demand and low inventories prompted NBSK price increases of US$10 per tonne to US$30 per tonne, effective September 2007. The average Northern Europe NBSK benchmark price in Q3, 2007 was US$810 per tonne, up US$27 per tonne, or 3.4%, from Q2, 2007. Compared to Q3, 2006, the average benchmark price increased US$100 per tonne, or 14.1%.

In Q3, linerboard demand increased by 0.7% year-over-year.  The average white-top linerboard benchmark price in Q3, 2007 was up US$27 per ton or 4.0% higher than Q2, 2007 as the previously announced US$45 per ton increase was implemented September 1, 2007.

As a result of the USW strike in Q3 and related fibre supply disruptions, the Company temporarily curtailed its Elk Falls pulp mill and containerboard machine in late August for 32 days in Q3.  As a result of this curtailment management estimates pulp and containerboard production were reduced by 27,900 tonnes during the quarter.

2.3.2	Operational performance

Three months ended September 30, 2007 compared to three months ended June 30, 2007

The pulp and containerboard business operating loss decreased $9.7 million from Q2, 2007.

Sales volume increased 4,400 tonnes from Q2, 2007, primarily due to continued strong pulp market conditions and the absence of maintenance shutdowns in Q3 more than offsetting the impact of the USW strike. Average sales revenue increased $4 per tonne from Q2, 2007, with higher pulp prices more than offsetting the stronger Canadian dollar.

Average delivered cash costs improved $60 per tonne from Q2, 2007, as lower planned maintenance costs and performance improvements more than offset costs associated with the USW strike and the impact of restructuring costs.  Before specific items, average delivered cash costs were $622 per tonne, a decrease of $121 per tonne from the previous quarter.

Three months and nine months ended September 30, 2007 compared to three months and nine months ended September 30, 2006

The pulp and containerboard business operating loss increased $5.0 million and $3.6 million for Q3 and the first nine months of 2007, respectively, compared to the same periods in 2006.

Sales volume decreased 4,100 tonnes and 13,600 tonnes, respectively, from the comparative periods, primarily due to the curtailment of the Elk Falls mill in Q3 due to the USW strike.  Average sales revenue increased $30 per tonne and $81 per tonne, respectively, with higher transaction prices outpacing the strengthening Canadian dollar.

Average delivered cash costs increased $62 per tonne and $91 per tonne, respectively, from the comparative periods as the impact of restructuring costs, significantly increased fibre costs, and costs associated with the USW strike more than offset lower planned maintenance spending in Q3 2007 and performance improvements.  Before the impact of specific items, average delivered cash costs were $622 per tonne and $692 per tonne, respectively, a decrease of $15 per tonne and an increase of $53 per tonne, respectively, from the comparative periods in 2006.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2007				2006
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows (used) provided by operations before changes in non-cash operating working capital	$(55.9)	$(17.8)	$(29.4)	$(8.7)	$136.4	$41.5	$40.2	$20.1	$34.6
Changes in non-cash working capital	18.7	(16.3)	25.4	9.6	(8.6)	2.5	(27.4)	18.2	(1.9)
Cash flows (used) provided by operations	(37.2)	(34.1)	(4.0)	0.9	127.8	44.0	12.8	38.3	32.7
Cash flows used by investing activities	(65.9)	(23.7)	(22.2)	(20.0)	(85.8)	(39.6)	(18.8)	(16.8)	(10.6)
Cash flows provided (used) by financing activities	67.6	57.8	9.7	0.1	(6.5)	-	-	-	(6.5)
Capital spending	68.3	25.0	23.0	20.3	93.2	41.0	22.9	17.5	11.8
Amortization [1]	133.6	44.0	44.8	44.8	207.1	51.8	45.8	46.3	63.2
Capital spending as % of amortization	51%	57%	51%	45%	45%	79%	50%	38%	19%
Total debt to total capitalization [2,3]	45%	45%	44%	46%	46%	46%	44%	44%	46%
Net debt to net capitalization [4,5]	45%	45%	44%	46%	45%	45%	43%	43%	46%

1
Quarter 1, 2006 amortization expense includes a $17.6 million impairment loss related to the permanent closure of the A3 paper machine. Quarter 4, 2006 amortization expense includes a $1.5 million impairment loss related to the permanent closure of the A3 paper machine and $4.3 million in other asset impairments.

2	Total debt comprises long-term debt, including current portion.
3	Total capitalization comprises total debt and shareholders’ equity.
4	Net debt comprises total debt, less cash on hand.
5	Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital. Cash flows are funded through operations and, where necessary, through the revolving operating facility (the “Facility”).  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions.  The Company believes that the cash flow from operations and the Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

3.1	Operating activities

Cash used by operating activities in the current quarter was $34.1 million, compared to cash used of $4.0 million in the previous quarter, and cash provided of $12.8 million in the same quarter last year.  The decrease of $30.1 million from the previous quarter is primarily related to $37.4 million of annual property tax and insurance premium payments.  The decrease of $46.9 million from the same quarter last year was primarily due to the $63.1 million decrease in EBITDA, partially offset by reductions in inventory and accounts receivable due to the USW strike.

3.2	Investing activities

Cash used for investing activities in the current quarter totalled $23.7 million, which was comparable with cash used of $22.2 million in the previous quarter, and an increase of $4.9 million from the same quarter last year.  Investing activities are largely comprised of capital spending.  Consequently, movements in cash flows are primarily due to changes in capital spending.

The current quarter’s capital spending was $25.0 million and was comprised of capital maintenance expenditures and various small high-return capital projects, including a number of projects for the purposes of increasing product quality.

3.3	Financing activities

Cash provided by financing activities was $57.8 million in the current quarter, compared to cash provided of $9.7 million in the previous quarter and cash provided of $nil in the same quarter last year.  The increase from the comparative periods was primarily due to an increase of $57.7 million borrowing on the Facility related to the decrease in operating cash flow described in section 3.1.

3.3.1	Debt

Total long-term debt outstanding as at September 30, 2007 was $799.8 million.  The Company’s net debt to net capitalization ratio as at September 30, 2007, was 45%, or 1%, higher than the previous quarter and consistent with December 31, 2006.

The following table illustrates the changes in the Company’s long-term debt for the nine months ended September 30, 2007:

Issue	January 1, 2007[1]	Net increase (decrease)	Foreign exchange	September 30, 2007
(In millions of dollars)

Recourse Senior notes, 8.625% due June 2011 (US$400.0 million)	$459.3	$–	$(67.6)	$391.7
Senior notes, 7.375% due March 2014 (US$250.0 million)	288.8	–	(42.3)	246.5
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	–	67.1	–	67.1

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.5	–	–	74.5
Subordinated promissory notes	19.5	–	–	19.5
Loan payable	–	0.5	–	0.5
Total long-term debt	$842.1	$67.6	$(109.9)	$799.8

1
Effective January 1, 2007, the Company adopted the CICA Sections “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, and 3865 “Hedges”.

Availability on the Company’s $350 million Facility at period-end is summarized in the following table:

(In millions of dollars)
	2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$326.9	$350.0	$350.0	$350.0	$350.0	$335.1	$345.5
Letters of credit	20.7	20.7	22.8	26.4	22.7	22.7	22.3
Amount drawn, net	67.1	9.4	-	-	-	-	-

Available to be drawn	$239.1	$319.9	$327.2	$323.6	$327.3	$312.4	$323.2

As of September 30, 2007, the Company had $239.1 million available on its $350 million facility.  The amount drawn on the Facility increased by $57.7 million in the quarter and the Company’s available liquidity decreased by $80.8 million.  Of this decrease, $23.1 million was due to a reduction in borrowing base on the Company’s Facility as a result of lower accounts receivable and inventory following curtailment related to the USW strike.  In addition, the Company paid its annual property taxes and insurance premiums in Q3 resulting in a cash outflow of $37.4 million.  The Company also spent $25.0 million related to its capital expenditure program and $5.2 million related to the ongoing restructuring program.  Availability under the Facility is determined by a borrowing base, which is calculated based on accounts receivable and inventory balances.  The Company is in compliance with the covenants under its Facility, which includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30%, and shareholders’ equity above $779.3 million as at September 30, 2007.

The Company is in compliance with the covenants under its senior notes indentures.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior notes indentures calculated on a 12-month trailing average was 1.4:1 as at September 30, 2007 (2.0:1 as at June 30, 2007).  While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture of the 8.625% senior notes, “permitted debt” includes a) the existing 8.625% and 7.375% senior notes, b) a credit facility basket in an amount equal to the greater of  i) $725 million, and ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory, and $290 million, against which in either case utilization under the Company’s $350 million Facility is applied, c) purchase money debt and capital lease obligations in an amount equal to 5% of consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety notes.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding the Company is bound by their more restrictive provisions.

Also under the senior note covenants, the Company is restricted from making certain payments, including the payment of dividends, unless the balances in its restricted payments baskets are positive.  The Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $194.1 million and negative $169.1 million, respectively, as at September 30, 2007 (negative $152.4 million and negative $127.4 million, respectively, as at June 30, 2007), as a result of the accumulation of losses in recent years.

After the quarter end, in October 2007, Standard & Poor’s Rating Services lowered its long-term corporate credit and senior unsecured ratings to B from B+ and its senior secured rating to B+ from BB-.  The outlook remains unchanged at negative.  The strong Canadian currency and weak newsprint prices were the primary factors cited in the downgrade.

3.3.2	Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues and long-term debt, which are predominately in U.S. dollars, and energy costs.  In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.  The Company does not enter into financial instruments for speculative purposes.

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges. Under these new guidelines the Company records all derivatives in its balance sheet at fair value.

Revenue risk management instruments
In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars.  At September 30, 2007, the Company had foreign currency options and forward contracts with a notional principal of $563 million with major financial institutions. Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At September 30, 2007, instruments having a notional principal of US$387 million are designated as hedging instruments.  At period-end exchange rates, these instruments are reported at their fair value, which was $49.8 million at the end of the third quarter of 2007.

At September 30, 2007, commodity swap agreements were outstanding to fix the sales price on NBSK pulp for 21,000 metric tonnes within the next 12 months at a weighted average PIX price of US$792 per tonne.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $1.2 million at the end of the third quarter of 2007.

Long-term debt risk management instruments
In respect of long-term debt, the Company is party to US$227 million at September 30, 2007, up from US$172 million at June 30, 2007, in forward foreign exchange contracts and options to acquire U.S. dollars over a seven-year period.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, these instruments are reported at their fair value, which was negative $9.8 million at the end of the third quarter of 2007.

Cost risk management instruments
To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas requirements.  The contracts are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At period-end contract rates, these instruments are reported at their fair value, which was negative $0.7 million at the end of the third quarter of 2007.

Interest rate swaps
The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes.  At September 30, 2007, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$80 million, and has designated them as hedging instruments. These derivatives are recorded on the balance sheet at their fair value.  The effective portion of changes in the fair value of the derivatives are netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense”.  The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%.  At period-end swap rates, these instruments are reported at their fair value, which was $1.4 million at the end of the third quarter of 2007.

4.0	RELATED PARTY TRANSACTIONS

There were no related party transactions in the current period.

5.0	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2006, can be found on page 43 of the Company’s 2006 Annual Report.  These have not changed materially since December 31, 2006. The Company has reviewed the indemnities and guarantees under the new CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and has determined the fair value on these indemnities and guarantees to be insignificant.

6.0	CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and both capital and operating leases.  The summary of the Company’s contractual obligations as at December 31, 2006 can be found on page 39 of the Company’s 2006 Annual Report.  During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2007:

(In millions of dollars, except per share amounts)
	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales	$413.7	$441.8	$478.1	$470.6	$486.0	$469.6	$456.3	$471.9
EBITDA [1]	(0.3)	(1.9)	14.1	48.5	62.8	52.4	47.3	48.3
Net earnings (loss)	(18.6)	0.2	(25.6)	(37.2)	2.5	42.4	(23.6)	(8.0)
Net earnings (loss) per share – basic and diluted	$(0.09)	$0.00	$(0.12)	$(0.17)	$0.01	$0.20	$(0.11)	$(0.04)

1	EBITDA is a non-GAAP measure. Refer to Section 8 “Non-GAAP Measures” for further details.

The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ending September 30, 2007:

US$/CDN$ foreign exchange	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Average spot rate	0.957	0.911	0.854	0.878	0.892	0.892	0.866	0.852
Revaluation of U.S. dollar working capital	0.040	0.051	0.006	(0.023)	(0.001)	0.022	(0.001)	(0.005)
Impact of hedging	(0.053)	(0.035)	(0.002)	0.018	(0.006)	(0.037)	(0.010)	(0.016)
Other	(0.009)	(0.011)	0.002	0.005	0.001	(0.005)	(0.002)	(0.002)

Effective rate	0.935	0.916	0.860	0.878	0.886	0.872	0.853	0.829

8.0	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses), as defined equates to operating earnings (loss) plus amortization.  As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2007 and 2006 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items as it provides an indication of performance and comparative trends, excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information, however, the Company’s measures excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly-titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, and a reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items.

Reconciliation of net earnings to EBITDA and EBITDA before specific items

(In millions of dollars)	2007			2006
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss)	$(44.0)	$(18.6)	$0.2	$(25.6)	$(15.9)	$(37.2)	$2.5	$42.4	$(23.6)
Amortization	133.6	44.0	44.8	44.8	183.7	46.0	45.8	46.3	45.6
Impairment loss on property, plantand equipment	-	-	-	-	23.4	5.8	-	-	17.6
Foreign exchange (gain) loss on long-term debt	(95.0)	(33.9)	(53.2)	(7.9)	0.3	31.6	(0.1)	(31.6)	0.4
Other (income) expense, net	8.7	7.2	1.8	(0.3)	(1.8)	(1.7)	0.4	(0.5)	-
Interest expense, net	55.3	18.4	18.4	18.5	73.8	18.3	18.4	18.7	18.4
Income tax expense (recovery)	(46.8)	(17.4)	(14.2)	(15.2)	(54.0)	(13.8)	(4.4)	(24.4)	(11.4)
Non-controlling interest	0.1	0.0	0.3	(0.2)	1.5	(0.5)	0.2	1.5	0.3

EBITDA	11.9	(0.3)	(1.9)	14.1	211.0	48.5	62.8	52.4	47.3
Specific items:
Restructuring costs	53.9	24.1	19.0	10.8	-	-	-	-	-
Change-of-control costs	8.8	0.3	0.3	8.2	-	-	-	-	-
Impact of USW strike	13.3	13.3	-	-	-	-	-	-	-

EBITDA before specific items	$87.9	$37.4	$17.4	$33.1	$211.0	$48.5	$62.8	$52.4	$47.3

Impact of specific items by segment

(In millions of dollars, except where otherwise stated)
	2007
	YTD	Q3	Q2	Q1

Sales	$(25.7)	$(25.7)	$-	$-
Cost of sales	12.4	12.4	-	-
Impact of the USW strike [1]	(13.3)	(13.3)	-	-
Restructuring costs	(53.9)	(24.1)	(19.0)	(10.8)
Change-of-control costs	(8.8)	(0.3)	(0.3)	(8.2)
EBITDA impact of specific items	$(76.0)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA – favourable (unfavourable) impact of specific items
Specialty paper	$(43.6)	$(17.6)	$(12.9)	$(13.1)
Newsprint	(15.4)	(7.7)	(4.0)	(3.7)
Pulp	(17.0)	(12.4)	(2.4)	(2.2)
Total	$(76.0)	$(37.7)	$(19.3)	$(19.0)

Lost sales due to USW strike (000 tonnes)
Specialty paper	2.8	2.8	-	-
Newsprint	20.6	20.6	-	-
Pulp	17.2	17.2	-	-
Total	40.6	40.6	-	-

Curtailed production due to USW strike (000 tonnes)
Specialty paper	3.2	3.2	-	-
Newsprint	33.1	33.1	-	-
Pulp	27.9	27.9	-	-
Total	64.2	64.2	-	-

1	The impact of the USW strike is based on management estimates. There were no significant restructuring and change-of-control costs or USW strike related costs in 2006.

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items

(In millions of dollars and after-tax, except where otherwise stated)
	2007				2006
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) as reported	$(44.0)	$(18.6)	$0.2	$(25.6)	$(15.9)	$(37.2)	$2.5	$42.4	$(23.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	(78.8)	(28.1)	(44.1)	(6.6)	0.2	26.2	(0.1)	(26.2)	0.3
Impairment loss	-	-	-	-	15.4	3.8	-	-	11.6
Loss on sale of A3 paper machine	4.9	4.9	-	-	-	-	-	-	-
Restructuring and change-of-control costs	41.3	16.1	12.7	12.5	-	-	-	-	-
USW strike impact	8.8	8.8	-	-	-	-	-	-	-
Third Avenue Management tender offer	-	-	-	-	2.2	-	2.2	-	-
Financing related fees	0.8	-	0.8	-	-	-	-	-	-
Income tax adjustments	(1.4)	-	(1.4)	-	(26.9)	-	(4.0)	(22.9)	-
Net earnings (loss) before specific items	$(68.4)	$(16.9)	$(31.8)	$(19.7)	$(25.0)	$(7.2)	$0.6	$(6.7)	$(11.7)

Net earnings (loss) per share in dollars: As reported	$(0.20)	$(0.09)	$0.00	$(0.12)	$(0.07)	$(0.17)	$0.01	$0.20	$(0.11)
Before specific items	$(0.32)	$(0.08)	$(0.15)	$(0.09)	$(0.12)	$(0.03)	$0.00	$(0.03)	$(0.06)

9.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from those estimates.  The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 46 to 50 of the Company’s 2006 Annual Report.  These have not materially changed since December 31, 2006.

10.0	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the following new pronouncements issued by the CICA:

Section 1530, Comprehensive Income

Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income.

Section 3251, Equity

Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes in equity.

Section 3855, Financial Instruments – Recognition and Measurement

Section 3855, Financial Instruments – Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

Section 3861, Financial Instruments – Disclosure and Presentation

Section 3861, Financial Instruments – Disclosure and Presentation, replaces Section 3860, Financial Instruments – Disclosure and Presentation, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

Section 3865, Hedges

Section 3865, Hedges, establishes the standards for when and how hedge accounting may be applied.

11.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In June 2007, the CICA issued a new accounting standard that impacts the recognition, measurement and disclosure of inventories. Section 3031, “Inventories” replaces Section 3030, “Inventories”, and establishes standards for the determination of cost and its subsequent recognition as an expense.

The new section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently in the process of evaluating the impact of the new accounting standard on the Company’s financial position, results of operations and cash flows.

12.0	RISKS AND UNCERTAINTIES

The Company produces and markets paper and pulp products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product prices

The Company’s markets are commodity-based and cyclical in nature.  Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affect product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.

The newsprint market is mature, but the Company believes it remains in a position to mitigate the impact of this decline through its ability to switch grades.

Global competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers.  Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates.

International sales

A significant portion of the Company’s sales are outside Canada and the United States. Therefore, the Company faces a number of risks including tariffs and other trade barriers, unfavourable business conditions or political and economic instability in foreign markets, fluctuations in foreign currencies, and difficulty in obtaining distribution and support.

Under the terms of the Company’s distribution agreement relating to the sale of paper, either party on six-months’ notice may terminate the agreement.  If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar.  Nearly all of the Company’s sales are in U.S. dollars, while a substantial portion of the Company’s costs and expenses are incurred, and results of operations and financial conditions are reported, in Canadian dollars. The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years.  Further increases in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by the Company on sales made in U.S. dollars.

Fluctuations in foreign currencies affect the Company’s competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is affected by the relative strength of the currencies of other producing countries.  The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt.  The Company’s hedging policy for revenues includes 33% to 67% of 0- to 12–month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  The revenue hedge program mitigates the impact of any rapid movements in currency by 20% to 40% over the near term. In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S.-dollar-denominated debt.

Fibre supply

Since the Company has no significant timber holdings, operations are dependent on the supply by third parties of wood fibre. Approximately 46% of the Company’s fibre needs are provided by five suppliers.  The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, and shutdown of operations by suppliers or the Company for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels, or interest rates and underlying demand for lumber in key markets.

Long-term fibre contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 65% of the Company’s pulp and paper mills’ wood fibre requirements.  The solid wood segment of British Columbia’s forest industry has undergone significant consolidation and downsizing.  As a result, there is no assurance that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, costs may be negatively impacted.

The Company is currently monitoring the impacts of the softwood lumber agreement and the weak U.S. housing market to determine British Columbia’s lumber producers’ ability to maintain production levels. The Company’s cost and availability of wood fibre could be negatively impacted if its wood fibre suppliers are forced to alter their operations such that they are not able to supply wood fibre to the Company at current levels or from cost-effective locations or due to a decline in market conditions that make it uneconomical for the supplier to operate.

The current infestation of the mountain pine beetle in the interior of British Columbia is expected to affect the long-term fibre supply in that region. The beetle attacks lodgepole pine forests and once attacked, pine trees typically die within the year. Approximately 30% of the Company’s fibre supply comes from the British Columbia interior and it is used primarily by the Powell River paper mill and Crofton kraft pulp mill. In three to five year’s time, the infestation could have a significant impact on the availability and cost of fibre used by those mills.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located.  Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines.  Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from this facility.  While the supply remains reliable, the pricing is determined by the market and is subject to variability. Demand and prices for old newspapers have been increasing in recent periods due primarily to increased export demand.

Labour disruptions

Approximately three quarters of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions.  Collective agreements with the CEP and PPWC unions expire in April 2008.  During Q1, 2006, the Company negotiated a new collective agreement with COPE, the smallest of the three unions, that expires on April 30, 2012.  Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and nine employees at the Port Alberni operations are members of the Office and Technical Employees Union (“OTEU”). The collective agreement with CLAC and OTEU both expire in April 2012. The Company believes its labour relations are strong and does not anticipate labour disruptions in its operations. However, the Company may not be able to negotiate an acceptable contract with any of the Company’s unions upon expiration of these existing contracts. This could result in a strike or work stoppage by the affected workers. Renewal of contracts could result in higher wages or benefits paid to union members. Therefore, the Company could experience a significant disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on the business, financial condition, results of operations and cash flow.

Many of the Company’s suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

Negotiations between the B.C. Maritimes Employers’ Association (“BCMEA”) and the International Longshoreman Workers’ Union (“ILWU”) have failed to reach a labour agreement to date.  The federal government appointed two conciliators to meet with the parties on October 19 and prepare recommendations within 60 days.  No strike or lockout can occur within 21 days of the Minister of Labour receiving the report.  No labour disruption can be expected before January 2008.  In event of a work stoppage, there would be an interruption to our sales to international customers.

Aboriginal claims

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the two governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions, such as the decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits. In mid-2005 the Government of British Columbia initiated a “new relationship” policy related to Aboriginal interests that recognizes the need to find pre-treaty solutions to advance the consultation process and to reconcile governmental interests and Aboriginal interests.  This new relationship policy is directed, in part, at improving decision-making affecting land and resource use.  It is unclear what, if any, impact the new relationship policy will have on governmental decision making as it affects the Company.

Energy costs

The Company is a significant consumer of electrical power.

The Company’s electricity supply contracts are provincially regulated, and historically pricing has been very stable.  The regulatory commission of the British Columbia Hydro and Power Authority (“BC Hydro”), approved an increase of 1.64% over BC Hydro’s rate prior to July 2006, effective February 1, 2007 and is charging an additional rate rider of 2% on all customer bills for the period February 1, 2007 to March 31, 2008.  The Company believes that the Province’s electricity rates will continue to be low relative to other regions in North America, but going forward BC Hydro will be requesting rate increases on a more regular basis than in the past should the cost of their electricity sources continue to rise.  Consequently, future changes in electricity prices could have a significant impact on the Company’s earnings.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program.  The Company’s energy hedging policy is restricted to 10-70% of the net exposure for oil and gas.  In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

Legal proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, which are generally related to contract disputes and employment law.  As at September 30, 2007, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

Prior period losses

The Company has recorded a net loss in 7 of the last 12 quarters.  These losses have arisen primarily as a result of the strengthening Canadian dollar and, to a lesser extent, market conditions.  Should the Canadian dollar continue to strengthen, or should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations face significant challenges with the strong Canadian dollar and the cost of fibre.  While under current market projections the Company expects to operate its pulp facilities, deterioration in market conditions or unplanned major capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and its debt agreements contain various restrictive and financial covenants.  The Company’s ability to pay interest on and satisfy its debt obligations will depend on its future operating performance and ability to obtain additional debt or equity financing when necessary.  Prevailing economic conditions and financial, business and other factors beyond the Company’s control may affect its ability to make these payments.  In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental matters

The Company’s operations are subject to a wide range of general and industry-specific environmental laws and regulations related to waste management.  The costs of compliance with such laws and regulations can be significant.  The Company could also incur significant costs, such as civil or criminal fines, sanctions and enforcement actions (including orders requiring remedial actions) and third party claims for property damage and personal injury, as a result of violations of, or liabilities under, environmental laws and regulations.  The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

The federal government has recently indicated its intent to regulate priority air pollutants and greenhouse gases under the Clean Air Act.  The forest products sector is named as one of the targeted sectors for regulation.  The impact and associated cost of any such regulation is currently unknown, although it is anticipated that the government will consult with industry before finalizing any regulations.

13.0	OUTLOOK

The Company expects a number of factors to have a positive impact on results for the fourth quarter including the realization of benefits from workforce reductions, lower restructuring costs, price increases in a number of products and the indefinite closure of the A4 paper machine in September 2007.  The Company expects the strength of the Canadian dollar to continue to present a significant challenge for the Canadian pulp and paper industry but it is also providing impetus for capacity curtailment.  The Company expects to have substantially completed its restructuring program by the end of Q4.

The agreement between the FIR group and the USW was ratified by approximately 51% of the relevant membership on October 21, 2007.  Of the Company’s 42% affected fibre supply base, approximately three-quarters relates to suppliers who are members of FIR.  The other affected companies are currently in negotiations with the USW to reach an agreement. Barring unforeseen circumstances, forestry operations are expected to return to normal during November allowing the Company to rebuild fibre inventory levels through the balance of the quarter.  The strike is expected to impact the Company’s production in the fourth quarter by approximately 100,000 tonnes, approximately 70% paper, principally newsprint, and approximately 30% pulp, and could continue to have an impact into Q1 of 2008.

Coated mechanical prices are expected to increase in the fourth quarter as the previously announced price increases of US$60 per ton effective July 1, 2007 and US$60 per ton effective October 1, 2007 are being implemented.  Market conditions remain tight and further price increases are expected.  Uncoated mechanical market conditions are expected to improve; a US$20 to US$40 per ton price increase has been announced for SC and superbright grades, effective October 1, 2007. The directory market is expected to remain firm during the fourth quarter.

Newsprint demand is expected to remain weak.  As a result of the high Canadian dollar and cost pressures, a US$25 per tonne price increase was announced for October 1, 2007 and has been deferred to November 1, 2007.

NBSK pulp market fundamentals remain positive in the near term.  A US$20 per tonne price increase has been announced in Europe, effective November 1, 2007.  The market for containerboard (including white-top linerboard) is expected to remain balanced due to steady mill and box inventories.

Capital spending will continue to be directed toward high return projects and is expected to be approximately $90 million for 2007. The Company has spent $68 million to the end of the third quarter.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent interim period ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the board of directors.  The board of directors has read and approved this MD&A.  Through discussions with management, the board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 58 to 59 of the Company’s 2006 Annual Report.  There have been no significant changes to those requirements since December 2006.

15.0	OUTSTANDING SHARE DATA

At September 30, 2007, the Company had 214,684,129 common shares issued and outstanding.

Additional information about the Company including the 2006 Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.